SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                CAROLINA INVESTMENT PARTNERS, LIMITED PARTNERSHIP
                            (Name of Subject Company)

   MPF-NY 2005, LLC, MPF FLAGSHIP FUND 9, LLC, MPF BLUERIDGE FUND I, LLC, MPF
          BLUERIDGE FUND II, LLC; AND MACKENZIE PATTERSON FULLER, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $471,250.00                                            $50.42

 * For purposes of calculating the filing fee only. Assumes the purchase of 1,450 Units at a purchase price equal to $325 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $50.42
         Form or Registration Number:  SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: 12-29-2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of December 29, 2005, as amended, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC, MPF Flagship Fund 9, LLC, MPF Blueridge Fund I, LLC, MPF Blueridge Fund II, LLC (collectively the "Purchasers") to purchase up to 1,450 Units of limited partnership interest (the "Units") in Carolina Investment Partners, Limited Partnership (the "Partnership"), the subject company, at a purchase price equal to $325 per Unit, less the amount of any distributions declared or made with respect to the Units between December 29, 2005 (the "Offer Date") and February 17, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 29, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

Most of the Purchasers hold a liquidation vote five years after the close of the offering to new investors. The Purchasers are all in their first year of operations following the close of their offerings. If a Purchaser's members vote to liquidate, the manager attempts to sell the securities held by the Purchaser, such as any Units purchased pursuant to this Offer, to another buyer at the best price obtainable. Such buyer may be a third party or an affiliate of the Purchaser that is not liquidating. While the Purchasers may sell their assets prior to liquidation, none of the Purchasers has done so. The Purchasers might choose to take a more active role in a partnership in which they invest if they believe that the general partner of the Partnership is not acting in the best interest of the limited partners. For example, in the past, affiliates of the Purchasers have opposed votes in favor of selling partnership properties when the Partnership did not engage in an active marketing campaign to achieve the best sale price, or when the properties are sold to an affiliate of the general partner for an unfair value. Similarly, our affiliates have proposed that partnerships attempt to sell their properties when doing so would be in the best interest of limited partners, whether through discussions with general partners or by requesting a vote of limited partners.


Item 12. Exhibits.
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(a)(1) Offer to Purchase dated December 29, 2005*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated December 29, 2005*

(a)(4) Form of Letter to Unit holders dated January 30, 2006**

(a)(5) Form of Press Release**

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on December 29, 2005

** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on January 30, 2006

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 2006

MPF-NY 2005, LLC, MPF Flagship Fund 9, LLC, MPF Blueridge Fund I, LLC, MPF Blueridge Fund II, LLC

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President of Manager
         or General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President